Exhibit 10.1

TERMINATION OF AGREEMENT AND PLAN OF MERGER

THIS TERMINATION OF AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of this 6th day of March, 2022, by and among The Tomorrow Companies Inc., a Delaware corporation (the “Company”), Pine Technology Acquisition Corp., a Delaware corporation (“Parent”), and Pine Technology Merger Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement (as defined below).

WHEREAS, Parent, Merger Sub, and the Company are parties to that certain Agreement and Plan of Merger, dated as of December 7, 2021 (as amended, the “Merger Agreement”); and

WHEREAS, Parent, Merger Sub, and the Company desire to terminate the Merger Agreement and abandon the transactions contemplated thereby.

NOW, THEREFORE, for and in consideration of the foregoing premises, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Termination of Merger Agreement.

(a) Each of Parent, Merger Sub and the Company hereby agrees that the Merger Agreement shall be terminated in its entirety as of the date hereof and shall be of no further force and effect in accordance with Article X of the Merger Agreement. For the avoidance of doubt, each of Parent and the Company further acknowledges and agrees that each Additional Agreement entered into prior to the date hereof shall, upon termination of the Merger Agreement pursuant to this Agreement, terminate or no longer be effective, as applicable, in accordance with their respective terms.

(b) The parties shall issue a press release relating to this Agreement, and Parent shall file a Form 8-K, in each case in a form and substance as mutually agreed to in writing. Thereafter, except for disclosure or communication required by applicable law or stock exchange rules, or in response to any request by any Authority, no party shall issue any press release with respect to the other parties, the transactions contemplated thereby and/or this Agreement without the prior written consent of such other parties; provided that, prior to any disclosure or communication required by applicable law or stock exchange rules or in response to a request by an Authority, Parent or the Company, as applicable, shall (i) use their reasonable best efforts to consult with each other before making any such disclosure, communication or response and (ii) to the fullest extent permitted by applicable law, first allow the other to review such disclosure, communication or response and the opportunity to comment thereon, and shall consider such comments in good faith.

(c) The Parent Parties, for themselves, and on behalf of each of their respective affiliates, equity holders, partners, joint venturers, lenders, administrators, representatives, stockholders, parents, subsidiaries, officers, directors, attorneys, agents, employees, legatees, devisees, executors, trustees, beneficiaries, insurers, predecessors, successors, heirs and assigns, hereby absolutely, forever and fully release and discharge the Company and its affiliates and each of their respective present and former direct and indirect equity holders, directors, officers, employees, predecessors, partners, stockholders, joint venturers, administrators, representatives, affiliates, attorneys, agents, brokers, insurers, parent entities, subsidiary entities, successors, heirs, and assigns, and each of them, from all claims, contentions, rights, debts, liabilities, demands, accounts, reckonings, obligations, duties, promises, costs, expenses (including, without limitation, attorneys’ fees and costs), liens, indemnification rights, damages, losses, actions, and causes of action, of any kind whatsoever, whether due or owing in the past, present or future and whether based upon contract, tort, statute or any other legal or equitable theory of recovery, and whether known or unknown, suspected or unsuspected, asserted or unasserted, fixed or contingent, matured or unmatured, with respect to, pertaining to, based on, arising out of, resulting from, or relating to the Merger Agreement, the Additional Agreements and the transactions contemplated by the Merger Agreement (the “Parent Released Claims”).

(d) The Company, for itself, and on behalf of its affiliates, equity holders, partners, joint venturers, lenders, administrators, representatives, stockholders, parents, subsidiaries, officers, directors, attorneys, agents, employees, legatees, devisees, executors, trustees, beneficiaries, insurers, predecessors, successors, heirs and assigns, hereby absolutely, forever and fully release and discharge Parent Parties and their affiliates and each of their respective present and former direct and indirect equity holders, directors, officers, employees, predecessors, partners, stockholders, joint venturers, administrators, representatives, affiliates, attorneys, agents, brokers, insurers, parent entities, subsidiary entities, successors, heirs, and assigns, and each of them, from all claims, contentions, rights, debts, liabilities, demands, accounts, reckonings, obligations, duties, promises, costs, expenses (including, without limitation, attorneys’ fees and costs), liens, indemnification rights, damages, losses, actions, and causes of action, of any kind whatsoever, whether due or owing in the past, present or future and whether based upon contract, tort, statute or any other legal or equitable theory of recovery, and whether known or unknown, suspected or unsuspected, asserted or unasserted, fixed or contingent, matured or unmatured, with respect to, pertaining to, based on, arising out of, resulting from, or relating to the Merger Agreement, the Additional Agreements and the transactions contemplated by the Merger Agreement (the “Company Released Claims.” and together with the Parent Released Claims, the “Released Claims”).

(e) Notwithstanding anything contained in this Agreement to the contrary, it is the express intention of the parties that the Released Claims released pursuant to Sections 1(c) and 1(d) of this Agreement do not include claims, if any, based upon a breach of this Agreement.

(f) Each party acknowledges and understands that there is a risk that subsequent to the execution of this Agreement, each party may discover, incur or suffer Released Claims that were unknown or unanticipated at the time of the execution of this Agreement, and which, if known on the date of the execution of this Agreement, might have materially affected such party’s decision to enter into and execute this Agreement. Each party further agrees that by reason of the releases contained herein, each party is assuming the risk of such unknown Released Claims and agrees that this Agreement applies thereto.

(g) Each party acknowledges and agrees that it is familiar with Section 1542 of the Civil Code of the State of California (“Section 1542”), which provides as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, AND THAT IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.

Each party hereby waives and relinquishes any rights and benefits that such party may have under Section 1542 or any similar statute or common law principle of any jurisdiction. Each party acknowledges that it may hereafter discover facts in addition to or different from those that such party now knows or believes to be true with respect to the subject.

(h) On the earliest of (i) 120 days from the date of this Agreement, (ii) within two business days of the date of the initial closing of the Company’s Next Financing following the date of this Agreement, and (iii) immediately prior to the consummation of a Change of Control, the Company shall pay $1,500,000 to Parent by wire transfer of immediately available funds to the account specified by Parent to the Company in writing. For the purposes of this paragraph, (i) “Next Financing” shall mean (A) the Company’s next sale of its capital stock, or any securities convertible, exercisable or exchangeable for the Company’s capital stock for capital raising purposes, in a single transaction or in a series of related transactions, or (B) the Company’s closing of a debt facility that provides the Company with at least $50 million of available capital pursuant to such debt facility, and (ii) “Change of Control” shall mean (i) a consolidation or merger involving the Company if the holders of the voting securities of the Company that are outstanding immediately prior to the consummation of such consolidation or merger do not, immediately after the consummation of such consolidation or merger, hold voting securities that collectively possess at least a majority of the voting power of all the outstanding securities of the surviving entity of such consolidation or merger or such surviving entity’s parent entity; (ii) a transfer (in a single transaction or series of related transactions) by one or more stockholders to one Person or to any group of Persons acting in concert, of outstanding shares of the Company’s capital stock then collectively possessing a majority of the voting power of all then outstanding shares of the Company’s capital stock (computed on an as-converted to common stock basis); or (iii) any sale or other disposition of all or substantially all of the assets of the Company.

(i) Each of the parties hereto covenants not to bring any Released Claim before any court, arbitrator, or other tribunal in any jurisdiction, whether as a claim, a cross-claim, counterclaim or otherwise; provided that, for the avoidance of doubt, nothing contained herein shall be deemed to prevent any party hereto from enforcing its rights under this Agreement, or the provisions of the Merger Agreement expressly deemed to survive under this Agreement.

2. Survival. In accordance with the terms set forth in Section 10.3 of the Merger Agreement, Section 8.2, Section 10.3 and Article XI of the Merger Agreement shall survive the termination of the Merger Agreement.

3. Successors and Assigns. This Agreement shall be binding upon and enforceable against, and shall inure to the benefit of, the parties hereto and their respective successors, legal representatives, administrators and assigns.

4. Governing Law; Consent to Jurisdiction. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without giving effect to the conflict of laws principles thereof that would result in the application of the laws of another jurisdiction. Each of the parties (i) irrevocably submits itself to the personal jurisdiction of any state court sitting in Delaware, as well as to the jurisdiction of all courts to which an appeal may be taken from such courts, in any suit, action or proceeding arising out of or relating to this Agreement, or any of the transactions contemplated by this Agreement; (ii) agrees that all claims in respect of such suit, action or proceeding shall be brought, heard and determined exclusively in the Court of Chancery of the State of Delaware (provided that, in the event that subject matter jurisdiction is unavailable in that court, then all such claims shall be brought, heard and determined exclusively in the Complex Commercial Litigation Division of the Delaware Superior Court in and for New Castle County); (iii) consents to service of process in connection with any such suit, action or proceeding by registered or certified mail; (iv) agrees that it shall not attempt to deny or defeat any such jurisdiction by motion or other request for leave from such court; and (v) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any court in any jurisdiction other than Delaware. Each of the parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought. For the avoidance of confusion, nothing in this Agreement shall be construed as constituting a choice of applicable law or consent to jurisdiction, consent to service of process, or waiver of objection to venue in any action among the parties that does not relate solely to the enforcement and interpretation of the parties’ respective rights and obligations under this Agreement.

5. Entire Agreement; Amendment. This Agreement represents the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and the parties hereto may not amend, modify or supplement this Agreement except pursuant to a written instrument making specific reference to this Agreement that identifies itself as an amendment, modification or supplement to this Agreement and that is signed by each of the parties hereto.

6. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall for all purposes be deemed to be an original and all of which, when taken together, shall constitute one and the same instrument, with signatures of the parties transmitted by electronic transmission deemed to be their original signatures for all purposes.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the day and year first written above.

PARENT:

PINE TECHNOLOGY ACQUISITION CORP.

By:	/s/ Christopher Longo
Name:	Christopher Longo
Title:	Chief Executive Officer

MERGER SUB:

PINE TECHNOLOGY MERGER CORP.

By:	/s/ Adam Karkowsky
Name:	Adam Karkowsky
Title:	President

COMPANY:

THE TOMORROW COMPANIES INC.

By:	/s/ Shimon Elkabetz
Name:	Shimon Elkabetz
Title:	Chief Executive Officer

[Signature Page to Termination of Agreement and Plan of Merger]

4